Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108789

PROSPECTUS SUPPLEMENT NO. 8

(To Prospectus dated December 17, 2003, as supplemented by Prospectus Supplement No. 1 dated December 30, 2003, Prospectus Supplement No. 2 dated January 9, 2004, Prospectus Supplement No. 3 dated February 12, 2004, Prospectus Supplement No. 4 dated March 22, 2004, Prospectus Supplement No. 5 dated May 5, 2004, Prospectus Supplement No. 6 dated June 3, 2004 and Prospectus Supplement No. 7 dated
June 21, 2004)

     This prospectus supplement supplements the prospectus dated December 17, 2003, as supplemented by prospectus supplement No. 1 dated December 30, 2003, prospectus supplement No. 2 dated January 9, 2004, prospectus supplement No. 3 dated February 12, 2004, prospectus supplement No. 4 dated March 22, 2004, prospectus supplement No. 5 dated May 5, 2004, prospectus supplement No. 6 dated June 3, 2004 and prospectus supplement No. 7 dated June 21, 2004, of DoubleClick Inc. relating to the resale from time to time by selling securityholders of our Zero Coupon Convertible Subordinated Notes due 2023 held by certain securityholders and the shares of our common stock issuable upon conversion of the notes. This prospectus supplement should be read in conjunction with the prospectus, as supplemented, which is required to be delivered with this prospectus supplement.

     The securities offered hereby involve a high degree of risk. You should carefully consider the “Risk Factors” referenced on page 4 of the prospectus in determining whether to purchase the DoubleClick Inc. Zero Coupon Convertible Subordinated Notes due 2023 or the common stock issuable upon conversion of the notes.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

     The sixth paragraph of the section of the prospectus entitled “Plan of Distribution” on page 52 of the prospectus is amended and restated in its entirety to read as follows:

     The selling securityholders and any broker-dealers who act in connection with the sale of notes or shares of common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of notes or shares of common stock issuable upon conversion of the notes may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling securityholder can presently estimate the amount of such compensation. Citigroup Global Markets Inc., Forest Fulcrum Fund LP and KBC Financial Products USA Inc. have informed us that they are registered broker-dealers, and, as a result, they may be deemed to be underwriters in connection with the sale of the notes or shares of common stock issuable upon conversion of the notes.

     The seventh paragraph of the section of the prospectus entitled “Plan of Distribution” on page 52 of the prospectus is amended and restated in its entirety to read as follows:

     Citadel Equity Fund Ltd., Continental Assurance Company on Behalf of its Separate Account (E) and UBS AG London Branch are affiliates of registered broker-dealers, and each of these selling securityholders has informed us that (1) such selling securityholder purchased its notes in the ordinary course of business, and (2) at the time the notes were purchased, the selling securityholder had no agreements, plans or understandings, directly or indirectly, to distribute the notes or the shares of common stock issuable upon conversion of the notes.

     The sections of the prospectus entitled “Selling Securityholders” and “Voting/Investment Control Table” on pages 21–24 of the prospectus are amended and restated in their entirety to read as follows:

SELLING SECURITYHOLDERS

     We issued the notes covered by this prospectus in a private placement on June 23, 2003. The notes were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees, donees or their successors, may offer and sell the notes and shares of our common stock issuable upon conversion of the notes pursuant to this prospectus.

     The following table sets forth information with respect to the selling securityholders and the principal amount of notes and shares of our common stock issuable upon conversion of the notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The table is based on information given to us by selling securityholders on or before August 13, 2004.

		Shares of
		DoubleClick		Shares of
	Principal	Common		DoubleClick
	Amount of	Stock	Notes Owned	Common Stock
	Notes	Beneficially	After	Owned After
	Beneficially	Owned Upon	Completion of	Completion of
	Owned That	Conversion of	the Offering	the Offering
Name of Securityholder	May Be Sold	the Notes (1)	(2)	(2)(3)
Barclays Global Investors Diversified Alpha Plus Funds	291,000	22,183	0	0
Citadel Equity Fund Ltd.	20,910,000	1,593,992	0	0
Citigroup Global Markets Inc.	500,000	38,115	0	0
CNH CA Master Account, L.P.	1,000,000	76,231	0	0
Continental Assurance Company on Behalf of its Separate Account (E)	600,000	45,738	0	0
Ferox Master Fund Limited	1,000,000	76,231	0	0
Forest Fulcrum Fund LP	759,000	57,859	0	0
Forest Global Convertible Fund, Ltd., Class A-5	2,818,000	214,819	0	0
Forest Multi-Strategy Master Fund SPC, on Behalf of its Multi-Strategy Segregated Portfolio	1,033,000	78,746	0	0
JMG Triton Offshore Fund, Ltd.	8,000,000	609,848	0	0
KBC Financial Products USA Inc.	1,150,000	87,665	0	0
LDG Limited	353,000	26,909	0	0
Lexington Vantage Fund c/o TQA Investors, L.L.C.	29,000	2,210	0	0
LLT Limited	260,000	19,820	0	0
Lyxor Forest Fund Ltd.	1,278,000	97,423	0	0
Relay 11 Holdings Co.	185,000	14,102	0	0
Sphinx Convertible Arbitrage SPC	108,000	8,232	0	0
Sphinx Fund c/o TQA Investors, L.L.C.	272,000	20,734	0	0
TQA Master Fund, Ltd.	7,074,000	539,258	0	0
TQA Master Plus Fund, Ltd.	7,214,468	549,966	0	0
UBS AG London Branch	16,000,000	1,219,697	0	0

		Shares of
		DoubleClick		Shares of
	Principal	Common		DoubleClick
	Amount of	Stock	Notes Owned	Common Stock
	Notes	Beneficially	After	Owned After
	Beneficially	Owned Upon	Completion of	Completion of
	Owned That	Conversion of	the Offering	the Offering
Name of Securityholder	May Be Sold	the Notes (1)	(2)	(2)(3)
Univest Convertible Arbitrage Fund Ltd.	169,000	12,883	0	0
Xavex – Convertible Arbitrage 4 Fund	99,000	7,546	0	0
Xavex – Convertible Arbitrage 7 Fund c/o TQA Investors, L.L.C.	1,278,000	97,423	0	0
Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, L.L.C.	796,000	60,679	0	0

(1)	Assumes conversion of all of the selling securityholders’ notes at the maximum conversion rate of 76.2311 shares per note. However, the maximum conversion rate is subject to adjustment as described under “Description of the Notes-Conversion Rate Adjustments.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	We do not know when or in what amounts a selling securityholder may offer notes or shares of our common stock issuable upon conversion of the notes for sale. The selling securityholders might not sell any or all of the notes or shares of our common stock issuable upon conversion of the notes offered by this prospectus. Because the selling securityholders may offer all or some of the notes or shares of our common stock issuable upon conversion of the notes pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the notes or shares of our common stock issuable upon conversion of the notes, we cannot estimate the number of the notes or shares of our common stock issuable upon conversion of the notes that will be held by the selling securityholders after the completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the notes or shares of our common stock issuable upon conversion of the notes covered by this prospectus will be held by the selling securityholders.

(3)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any shares of our common stock other than the shares of our common stock issuable upon conversion of the notes.

Information about other selling securityholders will be set forth in an amendment to the registration statement of which this prospectus is a part or in prospectus amendments or supplements, as required.

Citigroup Global Markets Inc. has performed advisory services for us, was the sole book-running manager in connection with the placement of the notes and was an initial purchaser of the notes. None of the selling securityholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

VOTING/INVESTMENT CONTROL TABLE

Name of Securityholder	Natural person or persons with voting or dispositive power
Barclays Global Investors Diversified Alpha Plus Funds	Michael A. Boyd
Citadel Equity Fund Ltd.	Kenneth C. Griffin (1)
Citigroup Global Markets Inc.	Mark Hunt
CNH CA Master Account, L.P.	Robert Krail, Mark Mitchell and Todd Pulvino (2)
Continental Assurance Company on Behalf of its Separate Account (E)	Dennis R. Hemme
Ferox Master Fund Limited	Alex Warren
Forest Fulcrum Fund LP	Michael A. Boyd
Forest Global Convertible Fund, Ltd., Class A-5	Michael A. Boyd
Forest Multi-Strategy Master Fund SPC, on Behalf of its Multi-Strategy Segregated Portfolio	Michael A. Boyd
JMG Triton Offshore Fund, Ltd.	Jonathan M. Glaser and Roger Richter (3)
KBC Financial Products USA Inc.	Luke Edwards
LDG Limited	(4)
Lexington Vantage Fund c/o TQA Investors,L.L.C.	(4)
LLT Limited	Michael A. Boyd
Lyxor Forest Fund Ltd.	Michael A. Boyd
Relay 11 Holdings Co.	Michael A. Boyd
Sphinx Convertible Arbitrage SPC	Michael A. Boyd
Sphinx Fund c/o TQA Investors,L.L.C.	(4)
TQA Master Fund, Ltd.	(4)
TQA Master Plus Fund, Ltd.	(4)
UBS AG London Branch	Tom Klein, Veronica Wilthew and Charlie Dietz
Univest Convertible Arbitrage Fund Ltd.	Terri Engelman Rhoads
Xavex – Convertible Arbitrage 4 Fund	Michael A. Boyd
Xavex – Convertible Arbitrage 7 Fund c/o TQA Investors, L.L.C.	(4)
Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, L.L.C.	(4)

(1)	Citadel Limited Partnership is the trading manager of Citadel Equity Fund Ltd. and consequently has voting control and investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Limited Partnership disclaims beneficial ownership of the referenced notes beneficially owned by Citadel Equity Fund Ltd. Kenneth C. Griffin indirectly controls Citadel Limited Partnership and therefore has ultimate voting and investment discretion over securities held by Citadel Equity Fund Ltd. Mr. Griffin disclaims beneficial ownership of the referenced notes held by Citadel Equity Fund Ltd.

(2)	The securityholder has informed us that CNH Partners, LLC is the investment advisor of the securityholder and has sole voting and dispositive power over the referenced notes. The managing members of CNH Partners, LLC are AQR Capital Management, LLC and RAIM, LLC. The investment management team for the investment advisor is Robert Krail, Mark Mitchell and Todd Pulvino.

(3)	JMG Triton Offshore Fund, Ltd., or JMG Triton, is an international business company under the laws of the British Virgin Islands. JMG Triton’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company. Pacific Assets Management LLC is an investment advisor registered with the Securities and Exchange Commission and has voting and dispositive power over JMG Triton’s investments, including the referenced notes. The equity interests of Pacific Assets Management LLC are owned by Pacific Capital Management, Inc., a Delaware corporation, and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific Assets Management LLC are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David, and Messrs. Glaser and Richter have sole investment and voting discretion over JMG Triton’s portfolio holdings.

(4)	The securityholder has informed us that TQA Investors, L.L.C. has voting or investment power over the referenced notes. TQA Investors, L.L.C. consists of the following five members: Robert Butman, John Idone, George Esser, Paul Bucci and Bartholomew Tesoriero. Mr. Butman serves as chief executive officer of TQA Investors, L.L.C.

The date of this prospectus supplement is August 13, 2004.